

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2012

<u>Via Email</u>
Barry Welch
Chief Executive Officer
Atlantic Power Corporation
200 Clarendon Street, Floor 25
Boston, Massachusetts 02116

>   **Re: Atlantic Power Corporation**
>   **Registration Statement on Form S-4**
>   **Filed May 18, 2012**
>   **File No. 333-181548**

Dear Mr. Welch:

We have limited our review of your registration statements to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Cautionary Note Regarding Forward Looking Statements, page iii</u>

1. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

<u>Conditions to the Exchange, page 41</u>

2. Please note that the determination of whether the conditions to which your exchange offer is subject are satisfied should be based on objective criteria. Please revise the first paragraph under this heading to include such objective standards for the determination of whether the enumerated conditions have been satisfied.

3. We note your statement that you are not required to accept Old Notes for exchange or issue Exchange Notes, and may terminate or amend the offer, if certain conditions are not met "before the acceptance of Old Notes." All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the *expiration* of the offer, not merely before *acceptance* of the outstanding notes for exchange. Please revise the language accordingly.

Legal Matters, page 185

4. Please revise this section to also name Goodmans and Leonard, Street and Deinard as having prepared or certified opinions for purposes of Item 509(b) of Regulation S-K. See Section II.B.1.e of Staff Legal Bulletin No. 19.

Item 20. Indemnification of Directors and Officers, page II-1

5. Please revise your filing to disclose the indemnification information required by Item 20 of Form S-4 with respect to Atlantic Power Services Canada LP and Atlantic Power Limited Partnership. In this regard, we note that both of these entities are limited partnerships that are controlled by general partners. Please note that Item 702 requires disclosure regarding any "controlling persons" and that the term "person" includes a corporation, partnership and any unincorporated organization. Refer to Section 2(a)(2) of the Securities Act of 1933.

Exhibit 5.1 Opinion of Goodwin Procter LLP

6. Please delete the penultimate paragraph of this opinion as it includes inappropriate limitations.

7. In light of the fact that one of the guarantors is a general partner formed under Delaware law, please have counsel add the Delaware Revised Uniform Partnership Act to the fourth paragraph of its opinion.

Exhibit 5.3

8. In connection with comment 4 above, please revise the opinion to consent to the naming of counsel in the registration statement.

Signatures

9. Please revise the signature pages in accordance with Form S-4. For example, please revise to include the signature of the Principal Accounting Officer for each of your guarantors. See Instruction 1 to the Signatures on Form S-4. In addition, it appears that you have not included the signature of a majority of the members of the boards of directors of Atlantic Power Generation, Inc., Atlantic Power Holdings, Inc. and Atlantic Power Preferred Equity Ltd. Please also ensure that persons signing the registration

statement in their individual capacities as principal executive officer, principal financial officer and principal accounting officer do so in the second signature block of each signature page.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, Lilyanna Peyser, Attorney-Advisor, at (202) 551-3222, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Yoel Kranz
        Goodwin Procter LLP
        Via Email